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                                 June 17, 2024

       Trevor Ashurst
       Vice President of Finance
       Koil Energy Solutions, Inc.
       1310 Rankin Road
       Houston, TX 77073

                                                        Re: Koil Energy
Solutions, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 000-30351

       Dear Trevor Ashurst:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Controls and Procedures
       Management's Report on Internal Control Over Financial Reporting, page
17

   1.                                                   Please revise to
disclose management   s conclusion on the effectiveness of your internal
                                                        controls over financial
reporting. Refer to Item 308(a)(3) of Regulation S-K.
       Exhibit 31
       Certifications Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934,
       page 27

   2. We note that the identification of the certifying individual at the beginning of the certification required
by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.
In future filings, the identification of the certifying individual at the beginning of the
certification should be revised so as not to include the individual   s title.
   3.                                                   Please revise future
filings to use the word    registrant" instead of the "Company    in
                                                        the certification.
 Trevor Ashurst
Koil Energy Solutions, Inc.
June 17, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
with any questions.



                                                          Sincerely,
FirstName LastNameTrevor Ashurst
                                                          Division of
Corporation Finance
Comapany NameKoil Energy Solutions, Inc.
                                                          Office of Technology
June 17, 2024 Page 2
cc:       Erik Wiik
FirstName LastName